KIRKLAND LAKE GOLD REMINDS CONVERTIBLE DEBENTURE HOLDERS OF
DECEMBER 15, 2017 CONVERSION DEADLINE

Toronto, Ontario – December 6, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) reminds holders of the C$61,969,000 principal aggregate amount of 7.5% unsecured convertible debentures (CUSIP 49740PAC0 and ISIN 49740PAC01) (the “Debentures”) of its wholly-owned subsidiary, Kirkland Lake Gold Inc., that the Debentures may be converted, at the option of the holder, into common shares of the Company by providing notice at any time prior to 4:00 p.m. (Toronto time) on December 15, 2017 (the “Conversion Expiry Time”). With the exercise of the right to convert prior to the Conversion Expiry Time, the Debentures will be converted at a price of C$13.70 per share, being a conversion rate of 72.9927 common shares for each C$1,000 principal amount of Debentures. Debenture holders who wish to exercise their conversion right should ensure their conversion notices are received by CDS Clearing and Depository Services Inc., through their respective brokers, in advance of the Conversion Expiry Time. Debenture holders should contact their broker immediately in order to elect to convert their Debentures in advance of the Conversion Expiry Time.

In accordance with the terms of the trust indenture dated July 19, 2012, as supplemented on November 7, 2012, November 30, 2016 and on March 3, 2017, any Debentures which are not converted prior to December 15, 2017 will mature and become payable in cash on January 2, 2018.

The Debentures currently trade on the TSX under the symbol “KLG.DB.A”. For additional details on the terms and conditions of the conversion of the Debentures, Debenture holders should refer to the trust indentures which are available under the SEDAR profile of Kirkland Lake Gold Inc. at www.sedar.com.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer with 2017 target production of 580,000 to 595,000 ounces from mines in Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the conversion of the Debentures and the anticipated timing thereof; the future development and growth potential of the Canadian and Australian operations; the future exploration activities and the anticipated effects thereof; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the third quarter ended September 30, 2017 and their interim financial reports and related MD&A for the period ended September 30, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com